UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

(Amendment No. 2)

TENDER OFFER/RIGHTS OFFERING

NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

NABCO DOOR KABUSHIKI KAISHA

(Name of Subject Company)

NABCO DOOR Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Nabtesco Corporation

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Yoshinori Sakamoto

Managing Director, Director of the Board

Executive Officer

NABCO DOOR Ltd.

12-22, Nishihonmachi 1-chome, Nishi-ku, Osaka-shi, Osaka 550-0005, Japan

Tel: +81-6-6532-5842

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)

Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Theodore A. Paradise, Esq.

Davis Polk & Wardwell LLP

Izumi Garden Tower

6-1, Roppongi 1-chome

Minato-ku, Tokyo 106-6033, Japan

+81-3-5561-4421

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit I-1: Press release of Nabtesco Corporation and NABCO DOOR Ltd. entitled “Notice concerning Nabtesco Corporation’s 100% Ownership of NABCO DOOR Ltd. by Share Exchange” dated May 30, 2012.*

Exhibit I-2: NABCO DOOR Ltd.’s Notice of Convocation of the 50th Ordinary General Meeting of Shareholders, dated June 6, 2012.*

Exhibit I-3: NABCO DOOR Ltd.’s Notice concerning the partial corrections to “Notice of Convocation of the 50th Ordinary General Meeting of Shareholders”, dated June 18, 2012.

*Previously Submitted

Item 2.	Informational Legends

Included in Exhibit I-1, Exhibit I-2, and Exhibit I-3.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consent and power of attorney on Form F-X filed with the Commission on May 31, 2012.

(2)	Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Yosuke Mishiro
(Signature)

Yosuke Mishiro Managing Director, Director of the Board Managing Executive Officer Nabtesco Corporation
(Name and Title)

June 19, 2012
(Date)

3